Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001

telephone: +1-202-636-5500 facsimile: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

January 31, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel

Re:	PGIM Private Credit Fund Draft Registration Statement on Form N-2 Filing No.: 333-268093

Ladies and Gentlemen:

On behalf of PGIM Private Credit Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) pre-effective amendment number 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement includes revisions in response to the Staff’s accounting comments and disclosure comments, each received by telephone on December 7, 2022 relating to the Registration Statement, and to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	Accounting Comments

a.	Supplementally, please explain how the Fund intends to account for its organizational and offering costs. Please include citations to Generally Accepted Accounting Principles (“GAAP”), as necessary.

Response: PGIM Investments LLC (the “Manager”) has agreed to pay the Fund’s organizational and offering expenses relating to the initial sale of Common Shares in this offering. The Fund is not obligated to repay any such organizational and offering expenses paid by the Manager. In light of this, the Fund will not bear any organizational and offering expenses related to the offering.

b.	Supplementally, please confirm whether the Fund has entered into, or plans to enter into, any warehousing transactions.

Response: The Fund confirms that it has not, and has no current intention to, enter into any warehousing transactions.

c.	(p. 16) Please confirm the calculation of the incentive fee and revise the disclosure under “What fees does the Fund pay for investment advisory services?” as necessary.

Response: The Fund has revised the disclosure to align with the incentive fee calculation in the Management Agreement.

d.	(p. 22) Footnote 5 to the fee table states that the “Fund may have capital gains and investment income that could result in the payment of an incentive fee in the first year of investment operations.” In the Notes to Financial Statement, it is stated that “the Manager has contractually agreed to waive its incentive fee for the duration of the Waiver Period.” (p. F-4) Please revise the applicable disclosure in the Registration Statement to remove this inconsistency.

Response: The Fund has revised the disclosure in footnote 5 (p. 22) as requested.

2.	Prospectus

a.	(p. 6) Please update the disclosure under “How will the Fund be allocated investment opportunities?” to reflect the current status of the Fund’s co-investment exemptive application.

Response: The Fund has revised the disclosure as requested. In addition, the Fund hereby undertakes to further revise the disclosure once the co-investment exemptive order has been granted.

b.	(p. 9) Please provide disclosure under “Do you currently own any investments?” to reflect any current portfolio holdings.

Response: The Fund has revised its disclosure to address the Staff’s comment.

c.	(p. 11) Please replace the generic PGIM web address provided under “When will the NAV per Share be available?” and elsewhere in the Registration Statement, with a direct web address to the Fund’s landing page.

Response: The Fund undertakes to revise the Registration Statement, in the future, as requested, once the landing page web address is available.

d.	(p. 52) Please update the disclosure under “Our ability to enter into transactions with our affiliates is restricted” to reflect the current status of the Fund’s co-investment exemptive application.

Response: The Fund respectfully submits that this disclosure indicates that the Fund has applied for exemptive relief. The Fund hereby undertakes to update the disclosure once the co-investment exemptive order has been granted.

e.	(p. 67) Please confirm and revise the bracketed disclosure that states that the Fund “[has elected] to be treated as a BDC.”

Response: The Fund respectfully declines to revise this disclosure at this time. The Fund has not yet elected to be regulated as a BDC. Concurrently with requesting effectiveness of the Registration Statement, the Fund will file its election to be treated as a BDC on Form N-54A. The Fund will revise the noted disclosure to remove the brackets at that time.

f.	(p. 136) Please revise the disclosure in the Registration Statement to clarify that the payment of tendered shares in any tender offer will be made within five business days after the close of the tender offer. See SEC Rel. #34-43069 for additional information.

Response: The Fund has revised the disclosure as requested.

Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Ryan P. Brizek

cc:	Alberto H. Zapata, Securities and Exchange Commission
Tony Burak, Securities and Exchange Commission
Debra Rubano, Esq.
Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.
John Dikmak, Jr., Esq.

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